Exhibit 99.1

Trust Company of Canada
April 7, 2005	100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com
To:	Alberta Securities Commission	Canada
	British Columbia Securities Commission	Australia
	Manitoba Securities Commission	Channel Islands
	Office of the Administrator of Securities, New Brunswick	Hong Kong
	Securities Commission of Newfoundland and Labrador	Germany
	Nova Scotia Securities Commission	Ireland
	Ontario Securities Commission	New Zealand
	Registrar of Securities, Prince Edward Island	Philippines
	L'Autorité des marchés financiers	South Africa
	Securities Division, Saskatchewan Financial Services Commission	United Kingdom
	The Toronto Stock Exchange	USA
Corporations Canada
NYSE
USSEC

Dear Sirs:

Subject:	Notification of Meeting and Record Date

We advise the following with respect to the Annual & Special Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	: Royal Group Technologies Limited
2.	Date Fixed for the Meeting	: May 25 2005
3.	Record Date for Notice	: April 19 2005
4.	Record Date for Voting	: April 19 2005
5.	Beneficial Ownership Determination Date	: April 19 2005
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	: Subordinate Voting shares and Multiple Voting shares
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	: Subordinate Voting shares and Multiple Voting shares
8.	ISIN / CUSIP	: CA7799151070 / 779915107

Yours truly,

(Signed)
COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for Royal Group Technologies Limited
(416)263-9296
(416)981-9800